UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 19, 2022

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5

SE-111 22

Stockholm, Sweden

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Company Announcement and Interim Report

On August 18, 2022, the Company announced its unaudited results for the six months ended June 30, 2022, which are further described in the Company’s Interim Report Q2 2022 and press release, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 99.1, 99.2 and 101, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-265881).

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Report Q2 2022
99.2	Press release dated August 18, 2022
101

The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Statements of Income for the Six Months Ended June 30, 2022 and 2021 (unaudited); (ii) Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2022 and 2021 (unaudited); (iii) Condensed Consolidated Statements of Financial Position as of June 30, 2022 and 2021 and December 31, 2021 (unaudited); (iv) Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2022 and 2021 (unaudited); (v) Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and 2021 (unaudited); (vi) Condensed Parent Company Balance Sheet as of June 30, 2022 and 2021 and December 31, 2021 (unaudited) and (vii) Notes to the Condensed Consolidated Financial Statements (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: August 19, 2022	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer